

24001881

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-00044

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/2023** AND ENDING **09/30/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **H.C. Denison Co.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
618 N 7th Street

(No. and Street)

Sheboygan	**WI**	**53081**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Testwuide	**(920) 457-9451**	jtestwuide@hcdenison.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP

(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd, Suite 2250	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

3/24/2009	**3407**
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

H. C. DENISON CO.

Financial Statements

September 30, 2024

Together With Independent Auditors' Report

OATH OR AFFIRMATION

I, James A. Testwuide _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H.C. Denison Co _____, as of 9/30 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Athena Bostwick-Kunst
Exp 11/02/2025

Notary Public

Signature: _____

Title: _____
President & CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

H. C. DENISON CO.

CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of H. C. Denison Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H. C. Denison Co. (the "Company") as of September 30, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of H. C. Denison Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to H. C. Denison Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of H. C. Denison Co.'s financial statements. The supplemental information is the responsibility of H. C. Denison Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as H. C. Denison Co.'s auditor since 2017.
Chicago, Illinois
November 22, 2024

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2024

ASSETS

Cash	$	96,140
Clearing deposit		72,495
Receivables:		
Commissions		248,003
Other Receivables		18,962
Interest and dividends		35
Securities owned, at fair value		4,112
Property and equipment, net of accumulated depreciation		
of $88,574		31,532
Other assets		7,418
	$	478,697

The accompanying notes are an integral part of these
  financial statements.

3

H.C. DENISON CO.

Statement of Financial Condition, Continued
September 30, 2024

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payables:		
Clearing broker	$ 4,780	
Other	8,390	
Accrued liabilities:		
Salaries, commissions and related withholdings	105,616	
Property taxes	7,000	
Total liabilities		$ 125,786
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,530 shares		
Issued and outstanding, 2,530 shares	1,552,778	
Accumulated deficit	(1,199,867)	
Total stockholder's equity		352,911
		$ 478,697

The accompanying notes are an integral part of these
financial statements.

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2024

Revenues
Commissions	$ 1,920,055	
Net dealer inventory and security loss	(2,745)	
Interest and dividends	2,464	
Advisory fees	174,359	
Other	132,397	
Total revenues		$ 2,226,530
Expenses		
Employee compensation and benefits	1,795,401	
Bank and clearing charges	98,727	
Occupancy and equipment	97,739	
Professional fees	56,258	
Communications	37,057	
Promotional costs	9,564	
Interest	528	
Other	88,365	
Total expenses		2,183,639
Net gain		$ 42,891

The accompanying notes are an integral part of these
financial statements.

5

H. C. DENISON CO.

Statement of Changes in Stockholder's Equity
Year ended September 30, 2024

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2023	2,530	$ 1,552,778	$ (1,242,758)	$ 310,020
Net gain	-	-	42,891	42,891
Balance, September 30, 2024	2,530	$ 1,552,778	$ (1,199,867)	$ 352,911

The accompanying notes are an integral part of these
financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2024

<u>Operating activities</u>				
Net gain	$	42,891		
Adjustments to reconcile net gain to net cash provided by operating activities:				
Depreciation		10,661		
Decrease (increase) in:				
Clearing deposit		8,615		
Receivables		(18,597)		
Other assets		(7,418)		
Securities owned, at fair value		(16)		
Increase (decrease) in:				
Payables		(4,235)		
Accrued liabilities		<u>21,567</u>		
Net cash provided by operating activities			$	53,468
<u>Investing activity</u>				
Purchase of property and equipment		<u>(2,222)</u>		
Net cash used in investing activities				(2,222)
<u>Cash</u>				
Net increase				51,246
Beginning of year				<u>44,894</u>
End of year			<u>$</u>	<u>96,140</u>
<u>Supplemental disclosure of cash flow information</u>				
Cash paid for interest			$	528

The accompanying notes are an integral part of these
financial statements.

7

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2024

Note 1 - Nature of business and significant accounting policies

A.   Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Hilltop Securities, Inc. (HTS). HTS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as a Registered Investment Advisor.

B.   Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 22, 2024, the date which the financial statements were available to be issued. Effective October 23, 2024, the Company is approved as an Investment Adviser by the SEC.

C.   Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D.   Securities owned and revenue recognition of securities transactions

Securities transactions of the Company and any related profit or loss are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1I and 5 for a discussion of fair value measurements.

E.   Revenue recognition and commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2024, management determined that no valuation allowance was necessary for uncollectible receivables. See Note 9 for discussion of Revenue from contracts with customers.

Note 1 - Nature of business and significant accounting policies, continued

F. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is calculated over the estimated useful lives of the respective assets using the straight-line method.

G. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $9,564 for the year ended September 30, 2024. These costs are included in promotional costs on the statement of operations.

H. Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended September 30, 2024.

I. Fair value measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2024

Note 1 - Nature of business and significant accounting policies, continued

I.   Fair value measurements, continued

FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs
to those valuation techniques are observable or unobservable. Observable inputs reflect
market data obtained from independent sources, while unobservable inputs reflect the
Company's market assumptions. The fair value hierarchy specified by ASC 820 is as
follows:

• Level 1 - Quoted prices in active markets for identical assets and liabilities.

• Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted
prices for identical or similar assets and liabilities in markets that are not active or
other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Unobservable inputs that are supported by little or no market activity and
that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based
on the lowest level of any input that is significant to the fair value measurement. Valuation
techniques used need to maximize the use of observable inputs and minimize the use of
unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair
value. There have been no changes in methodologies used as of September 30, 2024.

U.S. Government obligations and stocks: Valued at the closing price reported in the active
market in which the individual security is traded.

Corporate and Municipal bonds: Valued at the closing price reported in the active market
in which the bond is traded, if available. Certain bonds are valued at the last reported bid
and asked prices and other bonds are valued based on yields currently available on
comparable securities of issues with similar ratings.

The preceding methods described may produce a fair value calculation that may not be
indicative of net realizable value or reflective of future fair values. Furthermore, although
the Company believes its valuation methods are appropriate and consistent with other
market participants, the use of different methodologies or assumptions to determine the
fair value of certain financial instruments could result in a different fair value measurement
at the reporting date.

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2024

Note 1 - Nature of business and significant accounting policies, continued

  J.   Recently issued accounting standards

      In February 2016, the FASB issued amended the guidance on accounting for leases. The new guidance required lessee to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on the classification as a finance or operating lease. The Company adopted the new guidance on November 1, 2022 and elected to use the effective date as of the initial application. As such, restated financial information and the additional disclosures required under the new standard will not be provided for the comparative periods presented. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information, see Note 8 Commitments and Contingencies. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding lease identification, lease clarification and initial direct costs. In addition, the Company elected to not apply the use-of-hindsight practical expedient, and the practical expedient relating to land easements is not applicable. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows.

      At adoption, the company recognized lease liabilities of $11,094, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of November 1, 2022. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $11,094 at adoption, which represents the measurement of the lease liabilities, initial direct costs incurred by the Company and lease incentives received.

      In June 2016, FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13)*. The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable supportable forecasts. ASU 2016-13 replaces existing incurred credit loss model. The amendments became effective for fiscal years beginning after December 15, 2019. The Company experienced no impact from ASU 2016-13 on the Company's financial statements.

Note 2 – Off-Balance sheet risk

      Customer transactions are introduced to and cleared through the Company's clearing broker, HTS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be

Note 2 – Off-Balance sheet risk, continued

required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, may exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

Note 3 - Clearing deposit

In accordance with the agreement with its clearing broker, HTS, the Company is required to maintain a minimum cash deposit with HTS in the amount of $50,000. The Company is dependent on HTS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of September 30, 2024, the Company maintained $72,495 in clearing deposits at HTS.

Note 4 - Payable to clearing broker

As discussed in Note 1A, HTS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

Note 5 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2024 that are measured at fair value on a recurring basis:

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2024

Note 5 - Securities owned and fair value measurements, continued

| 2024 | Fair Value Measurements Using | | | |
	Total	Level 1	Level 2	Level 3
Assets				
Securities owned:				
Corporate bonds:				
A- credit rating	4,112	4,112	-	-
	$ 4,112	$ 4,112	$ -	$ -

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2024, the Company had net capital of $247,668, which was $147,668 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.4586 to 1.

Note 7 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2024, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature. For the year ended September 30, 2024 the Company's 401(k) matching expense totaled $36,249.

Note 8 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility under a month-to-month agreement from a former stockholder for approximately $4,000 per month. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

The Company entered into a non-cancelable operating lease for its copy machines. This lease has remaining term through 2027. The lease includes a purchase option at fair market value of the equipment at the end of the lease term. The Company pays for repairs and tax on the equipment. At September 30, 2024, ROU asset totaling $7,418 was included in other assets on the statement of financial condition. On September 30, 2024, lease liability totaling $7,418 was included in other payables on the statement of financial condition.

The company utilized the monthly payment plus taxes to determine the present value of the lease payments.

Note 8 - Related party transactions and lease commitment, continued

The following table presents the approximate maturities of lease liabilities:

Year Ending September 30	Amount
2025	$2,586
2026	$2,586
2027	$2,586
2028	$431
	$8,189
Less imputed interest	($771)
Lease liability	$7,418

Rent expense amounted to $52,174 for the year ended September 30, 2024, which is included in occupancy and equipment on the statement of operations.

Note 9 - Revenue from contracts with customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission Income. The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with a customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Advisory Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

SUPPLEMENTARY INFORMATION

H. C. DENISON CO.

Computation of Net Capital
September 30, 2024

<u>Net capital</u>

Total ownership equity, as reported on statement of financial condition		$	352,911
Less nonallowable assets:			
Property and equipment, net of accumulated depreciation	$ 31,532		
Other receivables	73,094		
Total nonallowable assets			104,626
Net capital before haircuts on securities positions			248,285
Less haircuts on securities positions:			
Exempted securities			
Debt securities	617		
Other securities			
Total haircuts on securities positions			617
Net capital		$	247,668

<u>Basic net capital requirement</u>

Net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)	$	100,000
Excess net capital	$	147,668

<u>Aggregate indebtedness</u>

Total aggregate indebtedness liabilities from statement of financial condition	$	113,588
Less deposits in special reserve bank accounts		-
Total aggregate indebtedness	$	113,588
Percentage of aggregate indebtedness to net capital		45.86%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2024.

H. C. DENISON CO.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2024

The Company is claiming an exemption from the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

H. C. DENISON CO.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
September 30, 2024

The Company is claiming an exemption from the Information for Possession or
Control Requirements pursuant to SEC Rule 15c3-3, based on the exemption
found in Section (k)(2)(ii), as all customer transactions are cleared through another
broker-dealer on a fully disclosed basis.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of H. C. Denison Co.

We have reviewed management's statements, included in the accompanying H. C. Denison Co.'s Exemption Report, in which (1) H. C. Denison Co. (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions in 17 C.F.R. §240.§15c3-3(k) throughout the most recent fiscal year ended September 30, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
November 22, 2024



H.C. Denison Co.
Serving Investors Since 1928

618 N. 7ᵗʰ Street, PO Box 28, Sheboygan, WI 53082-0028
Phone 920-457-9451 | Toll Free 800-247-8025 | Fax 920-457-2650
Member SIPC/FINRA
www.hcdenison.com

H.C. Denison Co.'s Exemption Report

H. C. Denison Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended September 30, 2024 without exception.

_____

H.C. Denison Company

I, James A. Testwuide, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

James A. Testwuide
President & CEO

November 22, 2024



R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
H. C. Denison Co.,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2024. Management of H.C. Denison Co. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
November 22, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   9/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME SEC No.
H C DENISON CO 8-44
For the fiscal period beginning   10/1/2023   and ending   9/30/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,226,528.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.	$ 662.00	
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 662.00
3	Add lines 1 and 2h		$ 2,227,190.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,166,330.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 97,110.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 1,263,440.00


GENERAL ASSESSMENT FORM

For the fiscal year ended   9/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**	$ 963,750.00
8	Multiply line 7 by .0015. This is your **General Assessment.**	$ 1,445.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 623.00

11	**a** Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 623.00	
	d Add lines 11a through 11c		$ 623.00

12	**LESSER** of line 10 or 11d.	$ 623.00

13	**a** Amount from line 8	$ 1,445.00	
	b Amount from line 9	$ 0.00	
	c Amount from line 12	$ 623.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**		$ 822.00

14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.	$ 822.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-44	Designated Examining Authority DEA: FINRA	FYE 2024	Month Sep
MEMBER NAME MAILING ADDRESS	H C DENISON CO 618 NORTH 7TH ST SHEBOYGAN, WI 53081		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

H C DENISON CO	Marlo Testwuide
(Name of SIPC Member)	(Authorized Signatory)
11/20/2024	mtestwuide@hcdenison.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.